UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*

PASSPORT POTASH, INC.
(Name of Issuer)

Common Stock, without par value
(Title of Class of Securities)

70286C101
(CUSIP Number)

Copy to:
Dr. Phillip Frost
4400 Biscayne Boulevard,
Miami, FL 33137

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 28, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70286C101

1.	Names of Reporting Persons

Dr. Phillip Frost

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)           □
(b)           □

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions)

N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

6.	Citizenship or Place of Organization

U.S.A.

Number of Shares Bene-	7.	Sole Voting Power 500,000 (1)
ficially Owned by Each Reporting	8.	Shared Voting Power 35,545,166 (2) (3)
Person With	9.	Sole Dispositive Power 500,000 (1)
	10.	Shared Dispositive Power 35,545,166 (2) (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

36,045,166(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11)

20.16% (based on 172,751,863 shares of Common Stock issued and outstanding)

14.	Type of Reporting Person (See Instructions)
IN – Individual

(1)	Dr. Phillip Frost holds of record 500,000 stock options which are vested and are exercisable into 500,000 shares of common stock at CAD$0.59 per share.
(2)
Frost Gamma Investments Trust owns 35,545,166 shares of common stock, including (i) 29,989,611 shares of common stock, which are deemed to be indirectly owned and controlled by Dr. Phillip Frost; and (ii) 5,555,555 warrants held of record by Frost Gamma Investments Trust, which are deemed to be indirectly owned and controlled by Dr. Frost, and which are exercisable into 5,555,555 shares of common stock at CAD$0.20 per share.

(3)
Held by Frost Gamma Investments Trust of which Dr. Phillip Frost is the trustee.  Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust.  Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation.  Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

CUSIP No. 70286C101

1.	Names of Reporting Persons

Frost Gamma Investments Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)           □
(b)           □

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions)

WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

7.	Citizenship or Place of Organization

Florida

Number of Shares Bene-	7.	Sole Voting Power 0
ficially Owned by Each Reporting	8.	Shared Voting Power 35,545,166 (1)
Person With	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 35,545,166 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

35,545,166 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11)

19.93% (based on 172,751,863 shares of Common Stock issued and outstanding)

14.	Type of Reporting Person (See Instructions)
OO – Other

(1)
Frost Gamma Investments Trust owns 35,545,166 shares of common stock, including (i) 29,989,611 shares of common stock, which are deemed to be indirectly owned and controlled by Dr. Phillip Frost; and (ii) 5,555,555 warrants held of record by Frost Gamma Investments Trust, which are deemed to be indirectly owned and controlled by Dr. Frost, and which are exercisable into 5,555,555 shares of common stock at CAD$0.20 per share.

Item 1. Security and Issuer

This Schedule 13D relates to shares of the common stock, without par value, of Passport Potash Inc., a Canadian corporation (the "Company"). The address of the principal executive office of the Company is 608-1199 West Pender Street, Vancouver, BC, Canada.

Item 2. Identity and Background

(a)	This statement is filed on behalf of Frost Gamma Investments Trust (the “Trust”) and Dr. Phillip Frost (together with the Trust, the “Reporting Persons”).

(b)	The Reporting Persons’ principal business address is 4400 Biscayne Boulevard, Miami, Florida 33137.

(c)	Dr. Frost’s present principal occupation is Chairman and Chief Executive Officer of OPKO Health, Inc., a specialty healthcare company incorporated in Delaware.

(d)	During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	United States of America.

Item 3. Source and Amount of Funds or Other Consideration

All shares were purchased with the working capital of the Trust.

Item 4. Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Persons have been acquired for investment purposes only.  Except as set forth above, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons may, at any time, review or reconsider their positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer

(a)	As of the date hereof, Dr. Phillip Frost beneficially owns 36,045,166 shares of the Issuer’s common stock(1), which represents approximately 20.16% of the Issuer’s common stock.

(b)
Dr. Phillip Frost may be deemed to hold sole voting and dispositive power over 500,000 options which are vested and are exercisable into 500,000 shares of common stock of the Issuer and shares voting and dispositive power over 35,545,166 shares of common stock of the Issuer (2)(3).

(1)This figure includes: (i) 29,989,611 shares of common stock held by the Trust, which are deemed to be indirectly owned and controlled by Dr. Phillip Frost; (ii) 500,000 stock options held of record by Dr. Frost which are vested and are exercisable into 500,000 shares of common stock at CAD$0.59 per share; and (iii) 5,555,555 warrants held of record by the Trust, which are deemed to be indirectly owned and controlled by Dr. Frost, and which are exercisable into 5,555,555 shares of common stock at CAD$0.20 per share.

The Trust may be deemed to hold shared voting and dispositive power over 35,545,166 shares of common stock of the Issuer (2)(3).

(c)	Other than disclosed herein, the Reporting Persons have not effected any transactions in the shares of the Issuer during the past 60 days.

(d)
To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 36,045,166 shares of common stock reported in Item 5(a).

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description

99.1	Joint Filing Agreement with Frost Gamma Investments Trust

(2) The Trust owns 35,545,166 shares of common stock, including (i) 29,989,611 shares of common stock held by Frost Gamma Investments Trust, which are deemed to be indirectly owned and controlled by Dr. Phillip Frost; and (ii) 5,555,555 warrants held of record by Frost Gamma Investments Trust, which are deemed to be indirectly owned and controlled by Dr. Frost, and which are exercisable into 5,555,555 shares of common stock at CAD$0.20 per share.

(3) Held by the Trust of which Dr. Phillip Frost is the trustee.  Frost Gamma Limited Partnership is the sole and exclusive beneficiary of the Trust.  Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation.  Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 30, 2012

Frost Gamma Investments Trust

Signature: /s/ Phillip Frost
Name/Title: Phillip Frost, M.D., Trustee

Signature: /s/ Phillip Frost
Name: Phillip Frost, M.D.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Filing Agreement with Frost Gamma Investments Trust